Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the annual report on Form 40-F (the “Form 40-F”) of our auditor's report dated October 27, 2026 relating to the consolidated financial statements of Cizzle Brands Corporation consisting of the consolidated statements of financial position as at July 31, 2026 and 2025 and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, which appears as Exhibit 99.2 to the Form 40-F being filed with the United States Securities and Exchange Commission.

We also consent to reference to us under the heading Interests of Experts in the Annual Information Form, filed as Exhibit 99.1 to the Form 40-F.

Chartered Professional Accountants

Licensed Public Accountants

October 27, 2026

Toronto, Canada

MNP LLP

1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894